Exhibit 2.10

SHARE SALE AGREEMENT

Between

Carey Agri International Poland Sp. z o.o.,

Central European Distribution Corporation

and

Mirozławem Grzadkowskim

Halina Grzadkowska

Jackiem Grzadkowskim

Kinga Grzadkowska

Warsaw, 14 May 2004

SHARE PURCHASE AGREEMENT

This share sale agreement (hereinafter: the “Agreement”) was signed on 14 May 2004 by and between:

1.	Carey Agri International Poland Sp. z o.o. with its registered office at ul. Bokserska 66A, 02-690 Warsaw, Poland, represented by William V. Carey, (hereinafter: “Carey Agri”),

2.	Central European Distribution Corporation with its registered office at 1343 Main Street, # 301, Sarasota, Florida 34236, USA, represented by William V. Carey, (hereinafter: “CEDC”), hereinafter jointly referred to as the “Buyers”.

The documents confirming authorization of the Buyers to conclude this Agreement constitute Schedule 1 to this Agreement.

and

1.	Miroslawa Grzadkowski, domiciled at ul. Liliowej 2 w Zabkowice Slaskie, holder of the Polish identity document No.AB 4612333, acting in his own name and on behalf of Mrs Halina Grzadkowska (power of attorney), domiciled at ul. Liliowej 2 w Zabkowice Slaskie, holder of the Polish identity document No.DD0814022.

2.	Jacka Grzadkowskiego, domiciled at Al. Niepodleglosci 12/6 w Zabkowicach Slaskich, holder of the Polish identity document No.DD9146131, acting in his own name and on behalf of Mrs Kinga Grzadkowska (power of attorney), domiciled at Al. Niepodleglosci 12/6, w Zabkowicach Slaskich, holder of the Polish identity document No.DB7590205, hereinafter jointly referred to as the “Sellers”.

The documents confirming authorization of the Sellers to conclude this Agreement constitute Schedule 2 to this Agreement.

RECITALS

A.	Miroslaw and Jacek Grzadkowski as the Shareholders hold in total 200 (two hundred) shares in “MIRO” Sp. z o.o. with its registered office in: 0557-200 Zabkowice Slaskie, ul. Jasna 42, Poland, the company entered into the registered in the National Court Register maintained by the District Court in Wroclaw, IX Economic Division under KRS number 0000065440 (hereinafter: the “Company”).

B.	The above described shares are the assets of joint marital ownership of Miroslaw and Halina Grzadkowski and Jacek and Kinga Grzadkowski

C.	The Sellers agreed to sell to the Buyers and the Buyers agreed to purchase 200 Shares in the Company representing 100% of the Company’s share capital upon the terms and conditions contemplated by this Agreement.

1.	DEFINITIONS

Unless the context provides otherwise, the following terms and expressions used in this Agreement and beginning with capitals shall have the following meaning:

“Parties”	- shall mean Sellers and Buyers;

“Shares”	- shall mean shares in the Company, i.e. – unless the Agreement does not provide otherwise—200 (two hundred) shares in the Company, with a face value of PLN 500 (five hundred) each share, i.e. 100 shares in the Company held by Mr. Miroslaw Grzadkowski, 100 shares held by Mr. Jacek Grzadkowski;

“Shares MG”	- shall mean 100 shares in the Company held by Miroslaw Grzadkowski;

“Shares JG”	- shall mean 100 shares in the Company held by Jack Grzadkowski;

“Price”	- shall mean the aggregate purchase price for the Shares in the Company, as defined in clause 3 of this Agreement;

“CEDC shares”	- shall mean the shares in Central European Distribution Corporation, a company listed on NASDAQ in the United States of America, the number and value of which are defined in clause 3.3. and 3.4 of this Agreement;

“Completion Date”	shall mean date on which Buyers will receive permission from Anti Monopoly Office President to enter the transaction upon the terms described in this Agreement.

2.	SALE AND PURCHASE

2.1.	The Sellers hereby sell the Shares to the Buyers and the Buyers hereby purchase the Shares from the Sellers, upon meeting the conditions described in point 2.3 of this Agreement, in the way that:

2.1.1.	Carey Agri purchases:

a)	85 (eighty five ) Shares MG from Miroslaw and Halina Grzadkowski

b)	85 (eighty five ) Shares JG from Jacek and Kinga Grzadkowski

2.1.2.	CEDC niniejszym nabywa:

a)	15 (fifteen) Shares MG from Miroslaw and Halina Grzadkowski.

b)	15 (fifteen) Shares JG from Jacek and Kinga Grzadkowski.

2.2.	The Shares are transferred to the Buyers with all rights attached to them, free and clear of any and all liens, encumbrances, pledges and rights of third parties.

2.3.	The purchase of the shares by the Buyers is conditional upon receiving by Carey Agri International Poland Sp. z o.o. the permission form Anti Monopoly office to enter into this Agreement.

3.	PRICE FOR THE SHARES

3.1.	The price per one Share in the Company equals 32.500 (thirty three thousand FIDE hundred) zlotych, and total price equal 6.500.000 (six million five hundred thousand) zlotych and will be paid in cash and in CEDC Shares.

3.2.	Cash part of the price will paid by Carey Agri. The final amount (conditional on clause 4) will be paid one day after Completion Date to the following accounts:

Carey Agri will pay for 85 Shares MG amount of 2,747,500 (two*seven*four*seven*five*zero*zero) PLN on the following bank account of Miroslaw Grzadkowski:

Bank Handlowy w Warszawie

Account no. 78 1030 0019 0109 8540 0000 2856;

3.2.1.	Carey Agri will pay for 85 Shares MG amount of 2,747,500 (two*seven*four*seven*five*zero*zero) PLN on the following bank account of Jacek Grzadkowski:

Bank Zachodni WBK

I/O Zabkowice Slaskie

Account no.98 1090 2372 0000 0006 0404 0061.

3.3.	Price for the shares purchased by CEDC equals 1.005.000 (one*zero*zero*five*zero*zero*zero) PLN, in which value of CEDC shares equal 502.500 (five*zero*two*five*zero*zero) PLN is paid for 15 Shares MG and value of CEDC shares equal 502.500 (five*zero*two*five*zero*zero) PLN is paid for 15 Shares JG.

3.4.	The total number of CEDC shares to be received by the Sellers is equal 7,676 shares based on 90 days average CEDC share price before the Completion Date - $32,62, calculated upon the NBP average exchange rate published on the 13th of May 2004 - $4,0299.

3.5.	Within 30 days from Completion date:

3.5.1.	Shares Certificates for 3,823 CEDC Shares will be delivered to Miroslaw Grzadkowski.

3.5.2.	Shares Certificates for 3,823 CEDC Shares will be delivered to Jacek Grzadkowski.

3.6.	Shares Certificates shall include 12-months lock-up period. Lock-up letters – Schedule no. 3.

4.	PRICE CORRECTIONS

4.1.	All the Company’s receivables outstanding over 105 days as of the date of signing this agreement will constitute a basis for reduction of the cash part of the transaction Price, described in point 3.2 of this Agreement. The Final value of the above described receivables will be confirmed by both Parties of this Agreement not later than to the 15th of June 2004. If the value of the above receivables will be more than 200,000 PLN the Sellers will return the difference to the Buyers Account. If the value of the above described receivables will be less than 200,000 PLN the difference will be paid by the Buyers to Sellers account 50% to each Seller. The final settlement of the outstanding receivables will be realized not later than to the 15th of September 2004.

4.2.	On 31st of August 2004 another verification of the Company’s overdue receivables outstanding by more than 105 days shall be effected. If on 31st of August 2004 there are any the Company’s overdue receivables outstanding by over 105 days, other than included in the list of receivables described in point 4.1 (hereinafter: “New Receivables”), the Sellers shall pay back the value of the New Receivables to the Buyers.

4.3.	If to the 15th of Maj 2007 the Company’s debtors shall pay the receivables mentioned in clause 4.1 or 4.2 on the Company Account, the Buyers shall reimburse them to the Sellers. The settlement of the receivables collected will be performed every quarter. The payment of the settled amount will be realized within 30 days from the end of each quarter.

4.4.	If to the 15th of Maj 2007 the Company’s any of the receivables being included in the Schedule 18 of this Agreement (“Reserves”) shall be paid to the Company Account, the Buyers shall reimburse them to the Sellers, corrected by the value of corporate income tax (19%). The settlement of the “Reserves” collected will be performed every quarter. The payment of the settled amount will be realized within 30 days from the end of each quarter.

4.5.	Points 4.2 – 4.4 are valid only after conditions described in point 2.3 are being met.

5.	STEPS TO BE TAKEN AFTER THE COMPLETION DATE

5.1.	CEDC will realize payment to the Buyers as described in the point 3. of this agreement

5.2.	By 20 June 2004, the Company shall have repaid loans extended to it by Ms. Halina Grzadkowska and Ms. Kinga Grzadkowska in the total amount (including interest) of PLN 2,530,000 (two million five hundred thirty thousand).

5.3.

The Buyers undertake to take-over from the Sellers any guarantees or securities granted personally by the Sellers and concerning: (i) bank loan referred to in Item 7.1.14 hereof and (ii) agreements with the Company’s suppliers, listed in

Schedule No.             hereto, within 90 days after the Completion Date, provided that relevant consents are obtained from the bank or from the Company’s suppliers and the conditions described in point 2.3 are met. The Parties shall co-operate in good faith in order to immediately obtain the consent of the bank or the Company’s suppliers to the take-over of the securities by the Buyers or their replacement with other securities.

5.4.	Lease agreements which the Company executed with Mr. Miroslaw Grzadkowski conducting business activity under the name Zakład Produkcyjno-Handlowo-Usługowy MIRO shall continue to be performed on the agreed terms and conditions.

5.5.	The Parties agreed to register the Trademark of MIRO in the Patent Office

5.6.	Within 14 days from signing this Agreement, the Sellers will deliver certificates from Taxation Office and ZUS, stating that all the liabilities of the Company are paid

6.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS

6.1.	The Sellers hereby jointly and severally represent and warrant to the Buyers that each of the representations and warranties specified below is true, complete, fair and accurate:

6.1.1.	The Company has been incorporated and operates under the laws of Poland. The current uniform text of the Articles of Association of the Company is attached as Schedule No. 4 hereto.

6.1.2.	The share capital of the Company amounts to PLN 100,000 (one hundred thousand) and has been divided into 200 (two hundred) shares of the nominal value of PLN 500 (five hundred) each. Each share gives the right to one vote at the Shareholders’ Meeting of the Company. An excerpt from the current share ledger of the Company signed by the Management Board is attached hereto as Schedule No. 5. The shares have been duly issued and subscribed for by the Sellers. The shares have been fully paid up in cash and are free and clear of any liens, encumbrances, rights or liabilities of third parties whatsoever.

6.1.3.	100 MG Shares are the subject of statutory joint property of spouses of Miroslaw and Halina Grzadkowski, and 100 JG Shares are the subject of statutory joint property of spouses of Jacek and Kinga Grzadkowski. The Sellers do not and shall not lodge any claims against the Company in connection with the Shares or assets of the Company, and have performed all their existing obligations towards the Company in connection with the Shares.

6.1.4.	The sale of the Shares to the Buyers shall not constitute grounds for a third party to terminate or amend agreements to which the Company is a party. As at the date of signature hereof, the Sellers are not aware of any intentions of suppliers or business partners of the Company as to ceasing the co-operation with the Company.

6.1.5.	The Sellers hold all required consents and are authorized to sign this agreement and perform the transaction contemplated hereby. The performance of this agreement as well as obligations set forth herein has been authorized by the Sellers and shall not violate any law, act or regulation or any agreement to which any of the Sellers is a party or which is binding upon the Sellers or their assets, nor any court decision, permit or consent of any authorities whatsoever.

6.1.6.	This agreement is a valid and legally effective obligation of the Sellers, enforceable in accordance with its terms.

6.1.7.	The share capital of the Company has been increased two times. The above increases in the Company’s share capital have been duly registered. The Company has not requested any additional payments from its shareholders. There exist no claims of shareholders or third parties against the Shares or in connection with increases in the share capital of the Company.

6.1.8.	All resolutions of the Company’s shareholders have been adopted in a formally correct method and are legally binding. The resolutions have not been and shall not be challenged by the shareholders or members of the Company’s authorities.

6.1.9.	Subject to loan agreements, lease agreements and management contracts attached hereto as Schedule No. 8, the Company does not have any obligations towards: (i) shareholders, (ii) members of the Company’s authorities, (iii) members of families of the above persons, (iii) entities in which the shareholders or members of their families hold shares or other interests or with which they are bound by assets or otherwise. The Company’s liability under loan agreements referred to above amounts (including interest) to PLN 2,530,000.

6.1.10.	Financial statements of the Company for the financial year ending on 31 December 2003 have been drawn up in accordance with the Accounting Law and give a true and fair picture of the Company’s financial standing. There exist no claims of third parties against the Company, apart from claims listed in Schedule No.

6.1.11.	The Company has duly filed all returns concerning taxes or social security contributions, including tax returns concerning income tax, tax on goods and services (VAT), excise tax, wage tax as well as social security contributions, and has paid any amounts which were or are due prior to or upon the signature hereof. There are no outstanding taxes or other tax obligations, social security contributions or payments to other social funds that the Company or its shareholders are obliged to pay.

6.1.12.	Tax or fiscal inspections carried out in the Company have not revealed any irregularities of the total value exceeding PLN 10,000 PLN. All irregularities have been removed by the Company. The Company pays its tax liabilities on a day-to-day basis.

6.1.13.	Except for proceedings listed in Schedule No. 9 (where the Company is a plaintiff) the Company is not a party in any proceedings, including civil law proceedings, and no proceedings (court, enforcement, arbitration, injunction, tax, administrative, bankruptcy, arrangement or criminal) and no investigation is pending or expected with participation of the Company.

6.1.14.	The Company has not entered into any bank loan agreements except for the agreement entered into on 9 November 2001 (No. PBP/670/KBZ/1016/01) with Bank Handlowy w Warszawie S.A. on overdraft loan of PLN 3,500,000 (three million five hundred thousand). The Company duly performs its obligations under the above agreement.

6.1.15.	The Company has not issued any promissory notes other than those listed in Schedule No. 10 hereto.

6.1.16.	The Company has not entered into any agreements on collateral transfer of ownership or any pledge agreements, including registered pledge, apart from those listed in Schedule No. 11 hereto.

6.1.17.	The Company is not a party to any agreement on co-operation of distributors of alcoholic beverages, apart from the agreement attached hereto as Schedule No. 12.

6.1.18.	The Company is not a party to any leasing agreements.

6.1.19.	No proceedings have been instituted aimed at satisfying any creditor from any asset of the Company covered by security. The Company holds full rights to its assets.

6.1.20.	Agreements entered into by the Company are enforceable and legally binding. The list of agreements on lease of real property (currently in force) is included in Schedule No. 13 hereto.

6.1.21.	No petition in bankruptcy has been filed against the Company, and no arrangement proceedings or compulsory management proceedings in accordance with Article 1062 of the Code of Civil Procedure have been instituted against the Company, and no receiver has been appointed for the Company’s operations in accordance with Article 27 of the Law on Registered Pledge.

6.1.22.	The Company has been granted three permits for wholesale of alcoholic beverages as listed in Schedule No. 14

6.1.23.	The Company employs 89 persons, including 30 persons for an unspecified time, 46 for a specified time and 3 persons for a trial period. The Company’s employment structure is presented in Schedule No. 15 hereto. The Company is not in default of any payments to its employees. Except for potential claims connected with unused vacation, there exist no grounds for any other employee claims, including in connection with accidents at work or redundancies.

6.1.24.	No proceeding is pending concerning the existing or former shareholders or members of the Company’s authorities.

6.1.25.	The Company is not an owner (co-owner) or perpetual usufructuary (co-usufructuary) of any real property.

6.1.26.	Within 90 days prior to the signature hereof, the Company was not a party in any transaction on sale or purchase of assets where any of the Sellers or an entity in which the Sellers hold shares or other interests would be the other party.

6.1.27.	The Company’s assets have not been rented, leased or let for use to the Sellers or any other third parties.

6.1.28.	From 1 January 2004 until the signature hereof, the Company conducted its business in ordinary course, in the same manner as it was conducted prior to that date. In particular, the Company has not increased the employees’ remuneration, shareholders’ remuneration and has not purchased or sold any assets of the value exceeding PLN 50,000.00.

6.1.29.	Apart from prepayments against dividend for 2003 of the total amount of PLN 500,000 (five hundred thousand) and the remuneration under management contracts, the Company has not paid, beginning from 1 January 2004 until the Completion Date, any amounts to its shareholders or members of its authorities. Apart from the above prepayments against dividend for 2003, the Company shall not make any payments of dividend in favor of the existing shareholders in 2004.

6.1.30.	The Company is not a shareholder, general partner or a limited partner in any commercial company or a civil law partnership.

6.1.31.	The Company did not book any additional bad debt reserve other than the reserve listed in Schedule 18 (value 743,927.97 PLN)

6.1.32.	The Sellers represent that they have disclosed to the Buyers all information concerning all aspects of the Company’s functioning, that is or may be reasonably deemed necessary for proper evaluation of the Company’s operations, its assets and liabilities, its net equity and its financial standing and sales.

6.2.	From the day of signing this Agreement to Closing Day the Seller will inform the Buyers of all the activities that can change any of the guarantees included in this agreement. The Sellers will not make any changes to the Company share capital – will not enter into another Share Purchase Agreement, will not decrease or increase the share capital of the Company.

6.3.	The Sellers are aware that the Buyers enter into this agreement based on the assumption that the above representations and warranties are complete, fair, accurate and fully true.

6.4.	The Sellers undertake to indemnify and hold the Buyers and the Company harmless or to pay compensation for damage suffered by the Buyers or the Company due to the Sellers’ violation hereof, including due to incompleteness, incorrectness or inaccuracy of any of the representations and warranties listed above. In particular, the Sellers shall indemnify and hold the Buyers or the Company harmless from any liability in connection with tax obligations of the Company, including payment of tax arrears of the Company or claims of third parties not disclosed above and connected with the business of the Company prior to the date of signature hereof.

6.5.	If the condition described in point 2.3 of this Agreement are not met within 6 month form the day of signing this Agreement, this Contracts is not valid.

7.	REPRESENTATIONS AND WARRANTIES OF THE BUYERS

The Buyers hereby represent and warrant to the Sellers that:

7.1.	CEDC has been duly organized and validly exists under the laws of the State of Delaware and has the right to execute the transaction contemplated hereby;

7.2.	Carey Agri has been duly organized and validly exists under the laws of Poland and has the right to execute the transaction contemplated hereby.

7.3.	The performance of this Agreement and of the obligations set forth herein have been duly authorized by the Buyers and shall not result in violation of any law, or any contract to which the Buyers are parties, or any judgment of any court, or any permit or approval of any governmental agency.

7.4.	This Agreement constitutes a valid and legally binding obligation of the Buyer, enforceable in accordance with its terms.

8.	CONFIDENTIALITY

8.1.	Each Party shall keep confidential all information contained in this Agreement. The above undertaking shall not apply to any information which is currently publicly available or disclosure of which is required by mandatory provisions of laws or necessary for proper performance of this Agreement.

7.	NOTIFICATIONS

7.1.	All notices, statements and communications required or permitted under this Agreement shall be effectively given, if personally delivered or sent by a registered letter (return receipt requested) to the following address:

For the Buyers:

Carey Agri International Poland Sp. z o.o. oraz Central European Distribution Corporation

ul. Bokserska 66A,

02-690 Warszawa, Polska,

For the Sellers:

Miroslaw Grzadkowski

ul. Liliowa 2

             Zabkowice Slaskie.

Jacek Grzadkowski,

Al. Niepodległosci 12/6

             Zabkowice Slaskie.

7.2.	The Parties undertake to notify promptly one another of the change of the address for correspondence. In the event of failure to notify of the change of address, all correspondence sent to the addresses indicated above shall be deemed delivered to the appropriate address.

8.	MISCELLANEOUS

8.1.	Any legal, financial and consulting expenses of the Sellers in relation to this Agreement shall be borne solely by the Sellers. The Buyers shall be responsible for their own expenses.

8.2.	The cost of the tax on civil law transactions being 1% of the Price shall be borne jointly by the Sellers and Buyers in equal parts.

8.3.	This Agreement shall be governed by and construed in accordance with the laws of the Republic of Poland.

8.4.	Any and all disputes arising in connection with this Agreement shall be settled by the Arbitration Court of the Polish Chamber of Commerce in accordance with its rules of proceedings. Arbitration proceedings shall be held in Warsaw and shall be conducted in Polish.

8.5.	This Agreement has been executed in five counterparts in Polish, one counterpart for each of the Sellers and each of the Buyers. The Parties shall promptly prepare and sign English translation of the Agreement. The Polish language version shall constitute the basis for interpretation of this Agreement.

For the Buyers

Signed by:

For the Sellers

Signed by: